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CUSIP NO. 228190104                                           PAGE 1 OF 10 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Crown Andersen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228190104
                    ----------------------------------------
                                 (CUSIP Number)
                                 Philip DeZwirek
                        505 University Avenue, Ste. 1900
                         Toronto, Ontario CANADA M5G 1X3
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 6, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed t be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


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CUSIP NO. 228190104                                           PAGE 2 OF 10 PAGES

                                  SCHEDULE 13D

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CECO Environmental Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /x/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER

                                        36,600
 NUMBER OF                          --------------------------------------------
  SHARES                            8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                           --------------------------------------------
   EACH                             9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                             36,600
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 228190104                                           PAGE 3 OF 10 PAGES

                                  SCHEDULE 13D

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Icarus Investment Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canada
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER


                      ----------------------------------------------------------
 NUMBER OF           8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                 36,600
 OWNED BY            -----------------------------------------------------------
   EACH              9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             36,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 228190104                                           PAGE 4 OF 10 PAGES

                                  SCHEDULE 13D

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canadian Citizen
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             15,400
                     -----------------------------------------------------------
 NUMBER OF           8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                 36,600
 OWNED BY            -----------------------------------------------------------
   EACH              9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  15,400
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             36,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         52,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 228190104                                           PAGE 5 OF 10 PAGES

                                  SCHEDULE 13D

==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jason Louis DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canadian Citizen
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER


                      ----------------------------------------------------------
 NUMBER OF            8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                  36,600
 OWNED BY             ----------------------------------------------------------
   EACH               9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              36,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 228190104                                           PAGE 6 OF 10 PAGES

                                  SCHEDULE 13D

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  IntroTech Investments, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /x/
                                                                       (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Canada
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER


                     -----------------------------------------------------------
 NUMBER OF           8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                 36,600
 OWNED BY            -----------------------------------------------------------
   EACH              9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             36,600
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,600 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------





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CUSIP NO. 228190104                                           PAGE 7 OF 10 PAGES

                                  SCHEDULE 13-D
                                 Amendment No. 1
                              CROWN ANDERSEN, INC.


Amendment No. 1 to Schedule 13D filed by CECO Environmental, Inc. ("CEC"), Phillip DeZwirek, Jason Louis DeZwirek, Icarus Investment Corp. ("Icarus"), and IntroTech Investments, Inc. ("IntroTech"). This Amendment No. 1 amends the
Schedule 13D dated October 23, 1998, to reflect that none of the Reporting Persons own 5% or more of the Issuer's common stock and consequently are no longer subject to the reporting requirements under Section 13(d) of the Securities Act Exchange of 1934, as amended. Only those items amended are included herein.

Item 5 for CECO Environmental Corp.

Item 5.                    Interest in Securities of the Issuer.

                           (a) CEC beneficially owns 36,600 shares or 2.4% of the outstanding common stock of Issuer. CEC owns all of such shares directly.

                           (b)      CEC has sole voting power and sole
                                    dispositive power with respect to such
                                    36,600 shares of common stock of Issuer.

                           (c) From the date of the filing on Schedule 13D, CEC has made the following open market sales in the Issuer's stock, all effectuated in its account at Taurus Capital Markets located in Toronto, Ontario.


                           DATE - 1998                                 # OF SHARES                        SHARE PRICE
                           -----------                                 -----------                        -----------

                           November 6, 1998                            10,000                             3.625
                           November 9, 1998                            2,500                              3.625
                           November 12, 1998                           5,000                              3.875
                           November 12, 1998                           5,000                              4.000
                           November 12, 1998                           1,000                              4.1875
                           November 17, 1998                           300                                4.1875
                           November 18, 1998                           1,200                              4.1875


Items 3 and 5 for Icarus Investment Corp.

Item 3.                    Source and Amount of Funds or Other Considerations.

                           Icarus indirectly owns the 36,600 shares of Issuer owned by CEC by virtue of directly owning 15.91% of the shares of CEC.

Item 5.                    Interest in Securities of the Issuer.

                           (a)      By virtue of owning 15.91% of the
                                    outstanding stock of CEC, Icarus
                                    beneficially owns the 36,600 shares of
                                    common stock of Issuer owned by CEC. Icarus owns all of such shares indirectly through its direct ownership of common stock of CEC.

                           (b)      By virtue of owning 15.91% of the
                                    outstanding stock of CEC, Icarus has shared voting power and shared dispositive power with respect to the 36,600 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.


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CUSIP NO. 228190104                                           PAGE 8 OF 10 PAGES


                  (c)   See CEC's response to Item 5(c) herein.

Item 5 for Phillip DeZwirek.

Item 5.           Interest in Securities of the Issuer.

                  (a) Mr. Phillip DeZwirek owns 15,400 shares of the common stock of Issuer directly. By virtue of owning 26.87% of the outstanding stock of CEC (including the warrants to purchase 1,250,000 shares of common stock), Mr. DeZwirek beneficially owns the 36,600 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 13.84% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and owns 13.03% of the outstanding stock of CEC directly (including as outstanding the securities underlying the warrants to purchase 1,250,000 shares of common stock).

                  (b) Mr. DeZwirek has sole voting and sole dispositive power with respect to 15,400 shares of stock of Issuer. Mr. DeZwirek also has shared voting power and shared dispositive power with respect to the 36,600 shares of common stock of Issuer owned by CEC as a result of his position as a director of CEC and by virtue of owning 26.87% of the outstanding stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,250,000 shares of common stock). Mr. DeZwirek owns shares of Issuer indirectly through his 50% ownership of Icarus which entity owns 13.84% of the outstanding common stock of CEC (including as outstanding the shares of common stock underlying Mr. DeZwirek's warrants). Mr. DeZwirek also owns shares of Issuer common stock indirectly through his direct ownership of 13.03% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,250,000 of common stock). Mr. DeZwirek is the Chief Executive Officer, Chief Financial Officer and a director of CEC.

                  (c) Mr. DeZwirek purchased his 15,400 shares of Issuer that he owns directly in open market transactions. With respect to the shares of Issuer owned indirectly through beneficial ownership of CEC shares, see CEC's response to Item 5(c) herein.

                  (e)   November 6, 1998.


Item 5 inclusive for Jason Louis DeZwirek.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of owning 34.96% of the stock of CEC, Mr. DeZwirek beneficially owns the 36,600 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 15.91% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus. Mr. DeZwirek owns an additional 19.06% of the outstanding stock of CEC through his ownership of all the stock of IntroTech.

                  (b)   By virtue of owning 34.96% of the stock of CEC, Mr.


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CUSIP NO. 228190104                                           PAGE 9 OF 10 PAGES

                   DeZwirek has shared voting power and shared dispositive power with respect to the 36,600 shares of common stock of Issuer owned by CEC. This power applies to all of the share of Issuer owned indirectly by Mr. DeZwirek. Mr. DeZwirek owns those shares indirectly through his 50% ownership of Icarus which entity owns 15.91% of the outstanding common stock of CEC and his ownership of IntroTech which owns 19.06% of the outstanding common stock of CEC. Such powers are shared with the other shareholders of CEC.

          (c) See CEC's response to Item 5(c) herein.

Items 3 and 5 for IntroTech Investments, Inc.

Item 3.   Source and Amount of Funds or Other Considerations.

          By virtue of IntroTech owning 19.06% of CEC, IntroTech beneficially owns the 36,600 shares of Issuer owned by CEC.

Item 5.   Interest in Securities of the Issuer.

          (a) By virtue of IntroTech owning 19.06% of CEC, IntroTech beneficially owns the 36,600 shares of common stock of Issuer owned by CEC. IntroTech owns all of such shares indirectly through its direct ownership of common stock of CEC.

          (b) By virtue of IntroTech owning 19.06% of CEC IntroTech has shared voting power and shared dispositive power with respect to the 36,600 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

          (c)      See CEC's response to Item 5(c).

CUSIP NO. 228190104                                          PAGE 10 OF 10 PAGES

Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

November 30, 1998

                                         CECO ENVIRONMENTAL CORP.

                                         By:  /s/ Phillip DeZwirek
                                              ----------------------------
                                              Phillip DeZwirek
                                              Chief Executive Officer

                                         ICARUS INVESTMENT CORP.

                                         By:  /s/ Phillip DeZwirek
                                              ----------------------------
                                                  Phillip DeZwirek
                                                  Chief Executive Officer


                                              /s/ Phillip DeZwirek
                                              ----------------------------
                                                  Phillip DeZwirek


                                              /s/ Jason Louis DeZwirek
                                              ----------------------------
                                                  Jason Louis DeZwirek


                                         INTROTECH INVESTMENTS, INC.

                                         By:  /s/ Jason Louis DeZwirek
                                              ----------------------------
                                                  Jason Louis DeZwirek
                                                  Chief Executive Officer